UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

TaskUs, Inc.

(Name of the Issuer)

TaskUs, Inc.

Breeze Merger Corporation

BCP FC Aggregator L.P.

The Maddock 2015 Irrevocable Trust

The Bryce Maddock Family Trust

The Maddock 2015 Exempt Irrevocable Trust

Bryce Maddock

The Weir 2015 Irrevocable Trust

The Jaspar Weir Family Trust

The Weir 2015 Exempt Irrevocable Trust

Jaspar Weir

(Names of Persons Filing Statement)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

87652V109

(CUSIP Number of Class of Securities)

Claudia Walsh

General Counsel & Corporate Secretary

TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

(888) 400-8275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

With copies to

Faiza J. Saeed Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Anthony Vernace Michael Chao Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Andrew Elken Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) TaskUs, Inc. (“TaskUs” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.01 per share (the “Company Class A Common Stock”), and Class B common stock of the Company, par value $0.01 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Breeze Merger Corporation, a Delaware corporation (the “Merger Corporation”), (iii) (a) BCP FC Aggregator L.P., (b) The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust, The Maddock 2015 Exempt Irrevocable Trust and Bryce Maddock, and (c) The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust, The Weir 2015 Exempt Irrevocable Trust and Jaspar Weir (the Filing Persons described in clause (iii), collectively, the “Continuing Stockholders”). The Merger Corporation and the Continuing Stockholders are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

On May 8, 2025, the Company entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with the Merger Corporation, pursuant to which, subject to the terms and conditions thereof, the Merger Corporation will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) with the Company surviving the Merger. The corporation surviving the Merger (the “Surviving Company”) will be collectively owned, directly or indirectly, by the Continuing Stockholders and other holders of the Continuing Shares (as defined in the Proxy Statement attached hereto as Exhibit (a)(2)(i) and as incorporated herein by reference) (if any).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) each share held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company, which shall be automatically cancelled without any conversion thereof; (ii) each share (a) owned by the Merger Corporation, any direct or indirect wholly-owned subsidiary of the Merger Corporation or the Continuing Stockholders or, to the extent designated in writing by the Merger Corporation to the Company at least five business days prior to the Effective Time, any affiliate of the Merger Corporation or (b) in respect of which the holder thereof, the Merger Corporation and, prior to the receipt of the Company Stockholder Approvals (as defined below), the Company (acting at the direction of the Special Committee (as defined below)) have agreed following the date of the Merger Agreement that such shares will not be cancelled, which shall remain outstanding; and (iii) shares owned by stockholders of the Company who properly exercise appraisal rights under Delaware law) will, at the Effective Time, automatically be canceled and converted into the right to receive an amount in cash equal to $16.50 per share (the “Merger Consideration”), without interest.

In connection with the Merger Agreement, Blackstone Capital Partners VII L.P., a Delaware limited partnership, Blackstone Capital Partners Asia L.P., a Cayman Islands exempted limited partnership, and Blackstone Capital Partners Asia (Lux) SCSp, a Luxembourg special limited partnership (société en commandite spéciale) (collectively, the “Blackstone Funds”) have committed to contribute or cause to be contributed, to the Merger Corporation an aggregate amount in cash up to $330 million, severally (and not jointly or jointly and severally) (the “Equity Commitment”), subject to the terms and conditions set forth in the equity commitment letter provided by the Blackstone Funds to the Merger Corporation, dated as of May 8, 2025 (the “Equity Commitment Letter”).

Concurrently with the execution of the Merger Agreement, the Company entered into separate voting agreements (the “Voting Agreements”) with each of the Continuing Stockholders, which, directly or indirectly, collectively beneficially owns approximately 53% of the outstanding shares and total voting power of the Company Class A Common Stock and 100% of the outstanding shares and total voting power of the Company Class B Common Stock, which represents approximately 82% of the outstanding shares of the Company Common Stock and approximately 97% of the total voting power of the Company Common Stock. Pursuant to the Voting Agreements, among other things, each Continuing Stockholder agreed to vote (or cause to be voted) or deliver (or cause to be delivered) any written consents with respect to, as applicable, all of the shares of Company Common Stock held by such Continuing Stockholder at the Special Meeting (and any adjournment or postponement thereof) in favor of the adoption of the Merger Agreement and approval of the Transactions, including the Merger.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and the Transactions, including the Merger. The adoption of the Merger Agreement will require the affirmative vote of (i) the holders of a majority of the outstanding voting power of the Company Common Stock entitled to vote on the Merger Agreement Proposal (as defined in the Proxy Statement), voting together as a single class, (ii) the holders of a majority of the outstanding voting power of the Company Class A Common Stock entitled to vote on the Merger Agreement Proposal, voting as a separate class, (iii) the holders of a majority of the outstanding voting power of the Company Class B Common Stock entitled to vote on the Merger Agreement Proposal, voting as a separate class, and (iv) a majority of the votes cast by the Public Stockholders (as defined in the Proxy Statement) on the Merger Agreement Proposal (the requisite votes described in the preceding clauses (i)-(iv), together, the “Company Stockholder Approvals”). Under the Merger Agreement, the receipt of the Company Stockholder Approvals is a condition to the consummation of the Merger. As a result of the Continuing Stockholders’ power to vote, or direct the voting of, a majority of the outstanding shares of Company Class A Common Stock, all of the outstanding shares of Company Class B Common Stock and the Voting Agreements, pursuant to which each of the Continuing Stockholders have agreed to vote their shares in favor of the adoption of the Merger Agreement, the Company Stockholder Approvals, other than the “Majority of the Minority Vote” described in clause (iv) of the definition thereof, are effectively assured. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference.

The board of directors of the Company (the “Board”) established a special committee of the Board consisting only of independent and disinterested directors of the Company with respect to the Transactions (the “Special Committee”) to, among other things, review and evaluate the Merger and, if the Special Committee deems appropriate, recommend to the Board that the Board approve the Merger and direct the Company to enter into definitive documents and agreements with respect to the Merger. The Special Committee unanimously determined that the Merger Agreement and Transactions are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its Public Stockholders and (b) recommended that the Board (i) approve the Merger Agreement and the Transactions, including the Merger, and (ii) recommend the adoption and approval of this Agreement and the Transactions, including the Merger, to the stockholders of the Company.

The Board, acting upon the recommendation of the Special Committee, by unanimous vote of those directors present at a special meeting of the Board held on May 8, 2025 (excluding the Continuing Stockholder Directors (as defined in the Proxy Statement), who did not participate), (i) determined and declared the Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, to be advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its stockholders, including the Public Stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Merger, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iv) authorized the officers of the Company to enter into the Merger Agreement and all other documents, certificates, agreements and instruments contemplated thereby on behalf of the Company and to do all things and take all actions necessary or advisable to consummate the Transactions and (v) recommended the adoption of the Merger Agreement by the stockholders of the Company.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the receipt of the Company Stockholder Approvals.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1.  Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.  Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Beneficial Ownership of Common Stock by Management, Directors and Holders of 5% or More of Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

Item 3.  Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. TaskUs, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE MERGER CORPORATION AND THE CONTINUING STOCKHOLDERS”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Beneficial Ownership of Holders of 5% or More of Company Common Stock, Directors and Executive Officers”

Item 4.  Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Certain Financial Forecasts”

“SPECIAL FACTORS — Opinion of Evercore”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Litigation Relating to the Merger and the Transactions”

“SPECIAL FACTORS — Regulatory Approvals in Connection with the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Common Stock”

“THE SPECIAL MEETING — Vote Required”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENTS”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

“THE VOTING AGREEMENTS”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Appraisal Rights”

“THE SPECIAL MEETING — Appraisal Rights”

Annex A — Agreement and Plan of Merger

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENTS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

“THE VOTING AGREEMENTS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

(d) Conflicts of interest. Not Applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

“THE VOTING AGREEMENTS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

Item 6.  Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Common Stock”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

“THE VOTING AGREEMENTS”

“THE SPECIAL MEETING”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

Item 7.  Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Opinion of Evercore”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Opinion of Evercore”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

Annex E — Opinion of Evercore

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT — Effects of the Merger”

“THE MERGER AGREEMENT — Directors and Officers of the Surviving Company”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Excluded Shares”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

“THE MERGER AGREEMENT — Procedures for Receiving Merger Consideration”

“THE MERGER AGREEMENT — Termination of Payment Fund”

“THE MERGER AGREEMENT — Dissenting Shares”

“THE MERGER AGREEMENT — Directors’ and Officers’ Indemnification and Insurance”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE MERGER AGREEMENT — Withholding Taxes”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Item 8.  Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Evercore”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT — Directors’ and Officers’ Indemnification and Insurance”

Annex E — Opinion of Evercore

The discussion materials prepared by Evercore Group L.L.C. (“Evercore”) and provided to the Special Committee, dated March 13, 2025, April 8, 2025, April 18, 2025, April 18, 2025, April 24, 2025, May 1, 2025, May 7, 2025 and May 8, 2025, are attached hereto as Exhibit (c)(ii) through and including Exhibit (c)(ix) and are each incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“THE MERGER AGREEMENT — Stockholders Meeting”

“THE MERGER AGREEMENT — Conditions of the Merger”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“THE SPECIAL MEETING — Quorum”

“THE SPECIAL MEETING — Vote Required”

“THE SPECIAL MEETING — Voting Procedures”

“THE SPECIAL MEETING — How Proxies Are Voted”

“THE SPECIAL MEETING — Revocation of Proxies”

Annex A — Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“THE MERGER AGREEMENT — No Solicitation; Change in Board Recommendation”

Annex A — Agreement and Plan of Merger

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Evercore”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

Annex E — Opinion of Evercore

The discussion materials prepared by Evercore and provided to the Special Committee, dated March 13, 2025, April 8, 2025, April 18, 2025, April 18, 2025, April 24, 2025, May 1, 2025, May 7, 2025 and May 8, 2025, are attached hereto as Exhibit (c)(ii) through and including Exhibit (c)(ix) and are each incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find Additional Information” in the Proxy Statement, which is incorporated herein by reference.

Item 10.  Source and Amount of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT — Closing and Effective Time”

“THE MERGER AGREEMENT — Covenants Regarding Conduct of Business by the Company Pending the Merger”

“THE MERGER AGREEMENT — Financing Cooperation”

“THE MERGER AGREEMENT — Conditions of the Merger”

Annex A — Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT — Financing Cooperation”

“THE MERGER AGREEMENT — Termination of the Merger Agreement”

“THE MERGER AGREEMENT — Termination Fees”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies”

Annex A — Agreement and Plan of Merger

(d) Borrowed Funds.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT — Financing Cooperation”

Item 11.  Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE VOTING AGREEMENTS”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“THE SPECIAL MEETING — Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Beneficial Ownership of Common Stock by Management, Directors and Holders of 5% or More of Common Stock”

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENTS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

Annex A — Agreement and Plan of Merger

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

Item 12.  The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE VOTING AGREEMENTS”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“THE SPECIAL MEETING — Quorum”

“THE SPECIAL MEETING — Voting by Company Directors, Executive Officers and Principal Securityholders”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Beneficial Ownership of Common Stock by Management, Directors and Holders of 5% or More of Common Stock”

Annex B — Voting Agreement, by and between the Company and BCP FC Aggregator L.P.

Annex C — Voting Agreement, by and among the Company and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust

Annex D — Voting Agreement, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

Item 13.  Financial Statements

(a) Financial Information. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 6, 2025 (see pages 64 through 68 therein) and the unaudited condensed consolidated balance sheets, condensed consolidated statements of income, condensed consolidated statements of comprehensive income, condensed consolidated shareholders’ equity and condensed consolidated statements of cash flows set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 12, 2025 (see pages 3 through 7 therein) are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Certain Financial Forecasts”

“SPECIAL FACTORS — Opinion of Evercore”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Book Value per Share”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Continuing Stockholders for the Merger”

“SPECIAL FACTORS — Position of the Continuing Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies”

Item 15.  Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Treatment of Company Equity Awards”

Annex A — Agreement and Plan of Merger

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.  Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Amendment No. 1 to the Preliminary Proxy Statement of TaskUs, Inc. (included in the Schedule 14A filed on July 31, 2025, and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(5)(i)*	Press Release, dated May 9, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TaskUs, Inc. with the Commission on May 9, 2025).

(c)(i)*	Opinion of Evercore, dated as of May 8, 2025 (included as Annex E to the Preliminary Proxy Statement and incorporated herein by reference).

(c)(ii)*	Discussion materials prepared by Evercore, dated March 13, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(iii)*	Discussion materials prepared by Evercore, dated April 8, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(iv) †*	Discussion materials prepared by Evercore, dated April 18, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(v)*	Discussion materials prepared by Evercore, dated April 18, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(vi)*	Discussion materials prepared by Evercore, dated April 24, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(vii)*	Discussion materials prepared by Evercore, dated May 1, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(viii)*	Discussion materials prepared by Evercore, dated May 7, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(c)(ix)*	Discussion materials prepared by Evercore, dated May 8, 2025, for the Special Committee of the Board of Directors of TaskUs, Inc.

(d)(i)*	Agreement and Plan of Merger, dated May 8, 2025, by and between Breeze Merger Corporation and TaskUs, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TaskUs, Inc. with the Commission on May 9, 2025).

(d)(ii)*	Voting Agreement, dated May 8, 2025, by and between TaskUs, Inc. and BCP FC Aggregator L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TaskUs, Inc. with the Commission on May 9, 2025).

(d)(iii)*	Voting Agreement, dated May 8, 2025, by and among TaskUs, Inc. and Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TaskUs, Inc. with the Commission on May 9, 2025).

(d)(iv)*	Voting Agreement, dated as of May 8, 2025, by and among TaskUs, Inc. and Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by TaskUs, Inc. with the Commission on May 9, 2025).

(d)(v)*	Equity Commitment Letter, dated May 8, 2025, by and among Blackstone Capital Partners VII L.P., Blackstone Capital Partners Asia L.P., Blackstone Capital Partners Asia (Lux) SCSp and Breeze Merger Corporation.

(f)	Section 262 of the DGCL.

(g)	Not Applicable.

107*	Filing Fee Table.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment. * Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TASKUS, INC.

By:	/s/ Balaji Sekar
Name:	Balaji Sekar
Title	Chief Financial Officer

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREEZE MERGER CORPORATION

By:	/s/ Amit Dalmia
Name:	Amit Dalmia
Title:	Authorized Signatory

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCP FC AGGREGATOR L.P.
By: BCP VII/BCP ASIA HOLDINGS MANAGER (CAYMAN) L.L.C., ITS GENERAL PARTNER

By:	/s/ Robert Brooks
Name:	Robert Brooks
Title:	Authorized Signatory

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRYCE MADDOCK

By:	/s/ Bryce Maddock

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MADDOCK 2015 IRREVOCABLE TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Business Trustee

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BRYCE MADDOCK FAMILY TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Trustee

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MADDOCK 2015 EXEMPT IRREVOCABLE TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Business Trustee

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JASPAR WEIR

By:	/s/ Jaspar Weir

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WEIR 2015 IRREVOCABLE TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Business Trustee

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE JASPAR WEIR FAMILY TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Trustee

Date: July 31, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WEIR 2015 EXEMPT IRREVOCABLE TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Business Trustee

Date: July 31, 2025